

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

September 9, 2009

Philmore Anderson IV
Sahara Media Holdings, Inc.
81 Greene Street, 4th Floor
New York, NY 10012

> **Re:** **Sahara Media Holdings, Inc.**
> **Amendment No. 6 to Form S-1**
> **Filed August 25, 2009**
> **File No. 333-155205**

Dear Mr. Anderson:

We have received your response to our prior comment letter dated May 15, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus Summary, page 5

1. Revise the fifth paragraph on page 5 to disclose the amount of your expenses that are related to management salaries for the periods discussed and to disclose your planned future salary expenditures over the coming 12 months.

Risk Factors, page 10

2. Please include a risk factor discussing your plans over the next 12 months to pay $1.5 million in salaries, of which $750,000 will be paid to senior management, despite the fact that you have generated minimal revenues and are operating at a net loss.

Description of Business, page 36

3. Please note that you must have a reasonable basis for all estimates included in your disclosure. See Item 10(b) of Regulation S-K. Based upon your present financial condition and results to date, the basis for your estimates of

$250,000 in revenues the third quarter of 2009 and $750,000 in revenues in the fourth quarter of 2009 is not clear. Please revise or advise.

4.   Please remove references to Facebook and Twitter as it does not appear that you have yet entered into agreements with these entities.

5.   We note that in the third quarter of 2009, you entered into advertising agreements with three "Fortune 500 companies." Please disclose the material terms of those agreements here and in the "Liquidity and Capital Resources" section of your filing. Please file these agreements as exhibits to the registration statement or advise.

6.   You state that in February 2009, "the Company had approximately 5,800 unique visits," although elsewhere in your filing you state that your websites did not launch until March 5, 2009. Please reconcile this discrepancy or advise.

7.   You state that "as of August 20, 2009" your websites have 62,000 monthly unique visits and 228,000 monthly page views. Please clarify how these numbers were calculated. For example, state whether this is an average number since your launch or whether this number is a snapshot of activity over the month prior to August 20, 2009.

8.   As a follow up to the above comment, please include a chart that sets forth the number of monthly visits, monthly unique visits, monthly page views, registered users, and unique visitors for each month since the launch of your website. This will allow investors to track your website's development since inception and evaluate the likelihood of your achieving your web traffic projections.

9.   We also note that you currently have 228,000 monthly page views, 62,000 monthly unique visits, and 4,084 registered users. We also note that you believe by year end you will have 1,000,000 monthly page views, 200,000 monthly unique visits, and 250,000 registered users. Please disclose the basis for your web traffic projections, including any formula used, if applicable.

10.   Please explain what you mean by an "advertising campaign" and disclose the basis for your belief that you will be able to charge $50,000 for each of these campaigns. Please also explain the basis for your belief that you will be able to have ten of these campaigns by the end of 2009.

Business Model, page 43

11.   Since you presently have no arrangements in place for live events, explain
         further how you expect to hold a live event during 2009.

Liquidity and Capital Resources, page 53

12.   You state that you anticipate generating $1,000,000 in revenues over the next
         year, which appears to conflict with your revenue projections elsewhere in
         your filing of $1,000,000 over the next six months. Please reconcile this
         discrepancy or advise.

Shares held in Escrow, page 89

13.   We note that the third performance threshold for release of escrow shares was
         met and that 20% of the escrow shares were released to escrow shareholders.
         Please explain the basis for your determination that the performance threshold
         was met, in light of the fact that the threshold was 300,000 average "monthly
         viewed impressions" of honeymag.com and as of August 20, 2009 you have
         only 228,000 monthly page views. Define "monthly viewed impressions."

****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with
       respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: David B. Manno, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile (212) 930-9725